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                                                                    EXHIBIT 12.1

                            PARK-OHIO HOLDINGS CORP.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                       (IN THOUSANDS, EXCEPT RATIO DATA)

.....................................     2001       2000      1999         1998         1997
                                         ----       ----      ----         ----         ----
Earnings (loss)
  before income taxes................  $(37,353)   $ 7,701   $28,418      $22,660      $19,199

Less capitalized interest............                                      (1,000)

Fixed charges........................    35,320     35,084    28,690       20,840       11,495
                                        -------    -------   -------      -------      -------

Earnings available for fixed
  charges............................  $ (2,033)   $42,785   $57,108      $42,500      $30,694

Fixed charges:
Interest component
  of rent expense....................  $  4,212    $ 4,272   $ 3,938      $ 2,352      $ 2,232

Interest expense.....................    31,108     30,812    24,752       17,488        9,101

Interest capitalized.................                                       1,000

Amortization of deferred financing
  costs..............................       --(1)      --(1)      --(1)        --(1)       162
                                        -------    -------    -------      -------     -------

Total fixed charges..................  $ 35,320    $35,084   $28,690      $20,840     $ 11,495

Ratio of earnings to fixed
  charges............................         (2)     1.22x      2.0x         2.0x        2.7x

(1) Included in interest expense
(2) Earnings are inadequate to cover fixed charges for the year ended December 31, 2001, the coverage deficiency totaled $37,353.